UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 29, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hoegh LNG Partners LP

File No. 1-36588 - CF#32411

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Hoegh LNG Partners LP submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F on April 24, 2015.

Based on representations by Hoegh LNG Partners LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.16.1	through April 27, 2025
Exhibit 4.16.2	through April 27, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary